SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

October 9, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.

Registration Statement on Form S-1: Request for Effectiveness

File No. 333-271831

Dear Sir/Madam:

SSHT S&T Group Ltd. (the “Company”), hereby requests that the Company’s above-referenced Registration Statement on Form S-1 be declared effective at 4:00 PM EDT on Friday, October 11, 2024, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Zonghan Wu
Zonghan Wu CEO